SEC MAIL PROCESSING
RECEIVED
DEC 12 2005
WASH, D.C. 203 SECTION

C&C group plc

With compliments

REFERENCE No: 82-34854

SUPPL

05013249

Noreen O'Kelly
Group Company Secretary

Kylemore Park, Dublin 10, Ireland.
T: +353 1 616 1100. F: +353 1 616 1249.
noreen.o'kelly@candcgroup.ie www.candcgroupplc.com

C&C group plc

With compliments

REFERENCE No: 82-34854

Noreen O'Kelly
Group Company Secretary

Kylemore Park, Dublin 10, Ireland.
T: +353 1 616 1100. F: +353 1 616 1249.
noreen.o'kelly@candcgroup.ie www.candcgroupplc.com

PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

REFERENCE No: 82-34854

SEC MAIL PROCESSING SECTION RECEIVED DEC 12 2005 WASH. D.C. 203

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	09:15 07-Dec-05
Number	2642V

C&C Group plc
Directors' and Secretary's interests in shares

We hereby give you notice of the following changes to Directors' and Secretary's shareholdings as a result
of the scrip dividend on 7th December 2005:

Name	Scrip shares acquired	Balance at 7th Dec 2005	Percentage Owned
Tony O'Brien	17,298	1,697,290	0.52%
Philip Lynch	102	10,102	0.00%
James Muldowney	3,157	309,840	0.09%
Breege O'Donoghue	418	41,162	0.00%
John Hogan	46	9,461	0.00%
Noreen O'Kelly (Secretary)	600	134,000	0.04%

All shares were acquired at the scrip price of Euro 5.05.

The total number of ordinary shares in issue following the scrip dividend is 325,204,207.

Ends.

Noreen O'Kelly
Group Company Secretary
Phone: +353 1 616 1103

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

END

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Regulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	09:14 07-Dec-05
Number	2640V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc		2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson	
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list	
5. Number of shares/amount of stock acquired **966,282**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.3%**	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 7/12/2005
12. Total holding following this notification 45,655,815	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 14.09%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly

	Group Secretary + 353 1 616 1100
16. Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 7 December 2005	

Fidelity
Shares held by management company

1,947,126	FII	JP MORGAN, BOURNEMOUTH Total
80,731	FIL	BANK OF NEW YORK BRUSSELS Total
37,759	FIL	BANK OF NEW YORK EUROPE LDN Total
151,068	FIL	BROWN BROS HARRIMN LTD LUX Total
320,191	FIL	JP MORGAN, BOURNEMOUTH Total
197,551	FIL	NORTHERN TRUST LONDON Total
53,915	FIL	STATE STR BK AND TR CO LNDN (S Total
19,460,023	FISL	JP MORGAN, BOURNEMOUTH Total
3,829,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
7,205,200	FMRCO	JP MORGAN CHASE BANK Total
100,011	FMRCO	NOTHERN TRUST LONDON Total
2,942,972	FMRCO	STATE STREET BANK AND TR CO Total
20,400	FMRCO	MELLON BANK Total
305,900	FMTC	BANK OF NEW YORK Total
613,981	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
216,800	FMTC	JP MORGAN CHASE BANK Total
165,800	FMTC	NORTHERN TRUST CO Total
938,286	FMTC	STATE STREET BANK AND TR CO Total
98,138	FPM	BANK OF NEW YORK BRUSSELS Total
16,519	FPM	CHASE MANHATTAN LONDON Total
87,104	FPM	CHASE MANHTTN BK AG FRNKFRT (S)
15,788	FPM	DEXIA PRIVATBANK Total
277,600	FPM	HSBC BANK PLC Total
3,839,711	FPM	JP MORGAN, BOURNEMOUTH Total
56,800	FPM	JP MORGAN CHASE BANK Total
104,252	FPM	MELLON BANK Total
1,147,860	FPM	NORTHERN TRUST LONDON Total
1,311,111	FPM	STATE STR BK AND TR CO LNDN (S)
92,832	FICL	JP MORGAN, BOURNEMOUTH Total
21,386	FIA(K)L	STATE STREET HONG KONG
45,655,815		TOTAL

END

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Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	10:06 09-Dec-05
Number	4109V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**	7. Number of shares/amount of stock disposed 714,615	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.22%

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 9/12/2005
12. Total holding following this notification 44,941,200	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 13.82%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly

	Group Secretary + 353 1 616 1100
16. Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 9 December 2005	

Fidelity
Shares held by management company

1,813,526	FII	JP MORGAN, BOURNEMOUTH Total
99,731	FIL	BANK OF NEW YORK BRUSSELS Total
37,759	FIL	BANK OF NEW YORK EUROPE LDN Total
151,068	FIL	BROWN BROS HARRIMN LTD LUX Total
321,091	FIL	JP MORGAN, BOURNEMOUTH Total
197,551	FIL	NORTHERN TRUST LONDON Total
53,915	FIL	STATE STR BK AND TR CO LNDN (S Total
18,811,892	FISL	JP MORGAN, BOURNEMOUTH Total
3,877,267	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
7,231,505	FMRCO	JP MORGAN CHASE BANK Total
155,411	FMRCO	NOTHERN TRUST LONDON Total
2,977,040	FMRCO	STATE STREET BANK AND TR CO Total
53,700	FMRCO	MELLON BANK Total
308,400	FMTC	BANK OF NEW YORK Total
613,981	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
247,000	FMTC	JP MORGAN CHASE BANK Total
244,800	FMTC	NORTHERN TRUST CO Total
997,063	FMTC	STATE STREET BANK AND TR CO Total
98,138	FPM	BANK OF NEW YORK BRUSSELS Total
16,519	FPM	CHASE MANHATTAN LONDON Total
116,804	FPM	CHASE MANHTTN BK AG FRNKFRT (S)
15,788	FPM	DEXIA PRIVATBANK Total
277,600	FPM	HSBC BANK PLC Total
3,046,042	FPM	JP MORGAN, BOURNEMOUTH Total
66,400	FPM	JP MORGAN CHASE BANK Total
104,252	FPM	MELLON BANK Total
1,380,760	FPM	NORTHERN TRUST LONDON Total
1,368,011	FPM	STATE STR BK AND TR CO LNDN (S)
236,800	FICL	JP MORGAN, BOURNEMOUTH Total
21,386	FIA(K)L	STATE STREET HONG KONG
44,941,200		TOTAL

END

Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Document Availability
Released	16:28 08-Dec-05
Number	3855V

C&C Group plc (the "Company")

Document Availability

Copies of a Circular to Shareholders in relation to the Company's Scrip Dividend Scheme and an Election and Mandate Form in respect of the 2005/06 interim dividend have been submitted to the UK Listing Authority and the Irish Stock Exchange:

These documents will shortly be available for inspection at the UK Listing Authority's and the Irish Stock Exchange's Document Viewing Facilities which are situated at:

The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
England.

Tel: + 44 207 066 1000

Company Announcements Office,
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

Tel: + 353 1 617 4200

Enquiries:
Noreen O'Kelly
Secretary
Phone: + 353 1 616 1103

END

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